

03 JUN 26 AM 7:21

12g3-2(b) File No. 82 -4965



Securities and Exchange Commission
Division of Corporation Finance
Attention: Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
UNITED STATES OF AMERICA

23 May 2003

SUPPL

Re: Mobistar N.V./S.A. 12g3-2(b) File No. 82 - 4965

Ladies and Gentlemen:

Please find enclosed certain information that we are furnishing to you pursuant to Rule 12g3-2(b). The first page of each separate item of information indicates in the upper right-hand corner our file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours sincerely,

PROCESSED
JUL 11 2003
THOMSON FINANCIAL

Johan Van den Cruijce
Corporate Affairs Manager

Enclosures
cc: Corey Chivers
Weil, Gotshal & Manges

dw 6/30

12g3-2(b) File No. 82 –4965

Everyone of Mobistar
22/05/2003
Mobistar increases its full year net profit forecast to around 3 euro per share

***Brussels, 22 May 2003* – On the back of first quarter results that were above market expectations, Mobistar increases its net profit outlook to around 3 euro per share for end 2003. This forecast is a significant improvement beyond market expectations.**

Due to strong marketing campaigns combined with the further positive impact of mobile number portability, Mobistar acquired a net 54,000 new customers in the first quarter. The total active Mobistar customer base amounted to 2,359,000 on March 31st 2003. ARPU also continued to rise and amounted to 33.9 euro per active user per month at the end of Q1 2003.
Mobistar is continuing its efforts to increase spending efficiency, creating a significant positive impact on the profit and loss statement.

All these positive elements combined with a continued control on CAPEX leads to significant free cash flow generation that will be used to further reduce the company's indebtedness.